Schedule 13G	Page 1 of 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

Tarpon Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

876223108

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876223108

Schedule 13G	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Neil T. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC USE ONLY

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER 368,750

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER 368,750

	8.	SHARED DISPOSITIVE POWER

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,750

10.	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 3 of 8

Item 1.

(a)	Name of Issuer: Tarpon Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2420 Wills Street, Marysville, Michigan 48040

Item 2.

(a)	Name of Person Filing: Neil T. Anderson

(b)	Address of Principal Business Office or, if none, Residence: 125 Broad Street, New York, NY 10004

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, no par value

(e)	CUSIP Number: 876223108

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

           Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 368,750.

(b)	Percent of class: 6.3%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 368,750.
(ii)	Shared power to vote or to direct the vote 0.
(iii)	Sole power to dispose or to direct the disposition of 368,750.
(iv)	Shared power to dispose or to direct the disposition of 0.

Schedule 13G	Page 4 of 8

Item 5.	Ownership of Five Percent or Less of a Class

           Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

           Not Applicable

Item 8.	Identification and Classification of Members of the Group

           Not Applicable

Item 9.	Notice of Dissolution of Group

           Not Applicable

Item 10.	Certification

           Not Applicable

Schedule 13G	Page 5 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2007

Date

/s/ Neil T. Anderson

Signature

Neil T. Anderson

Name/Title